Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SFCQ 000001
SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA
Security Class
CLASS NC VARIABLE VOTING SHARES

Holder Account Number
	C9999999999	I ND

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Form of Proxy - Annual Meeting to be held on January 10, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
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7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, (Toronto time), on January 8, 2013.

SFCQ_PRX2_155184/000001/000001

Appointment of Proxyholder
I/We, being holder(s) of POSTMEDIA NETWORK CANADA CORP. hereby appoint: Ronald W. Osborne, Chairman of Postmedia Network Canada Corp. or failing this person, Paul Godfrey, President and Chief Executive Officer of Postmedia Network Canada Corp.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of POSTMEDIA NETWORK CANADA CORP. to be held at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7 on Thursday, January 10, 2013 at 2:00 pm (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Charlotte BURKE	☐	☐	02. Hugh DOW	☐	☐	03. Paul GODFREY	☐	☐	Fold
04. Ronald W. OSBORNE	☐	☐	05. John PATON	☐	☐	06. Graham SAVAGE	☐	☐
07. Steven SHAPIRO	☐	☐	08. Peter SHARPE	☐	☐	09. Robert STEACY	☐	☐

							For	Withhold

2. Appointment of Auditors							☐	☐

The appointment of PricewaterhouseCoopers LLP as the auditor of the Company for the ensuing year and the authorization to the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.